

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-mail
Wayne S. Peterson
Senior Vice President and Chief Financial Officer
ALCO Stores, Inc.
401 Cottage Street
Abilene, Kansas 67410-2832

      **Re: ALCO Stores, Inc.
            Form 10-K for the Fiscal Year Ended January 29, 2012
            Filed April 13, 2012
            File No. 000-20269**

Dear Mr. Peterson:

We have reviewed your response submitted on February 22, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Fiscal 2012 Compared to Fiscal 2011, page 9

1. We note your response to comment 3 in our letter dated January 25, 2013, as well as your disclosure on page 8 that you initiated your transactional web site during November 2011 and that you are currently in the process of expanding product selection and vendor categories. Within your discussion of same-store sales and other sections of MD&A, please break out amounts related to E-commerce to the extent these sales exhibit different trends, such as growth rates.

Liquidity and Capital Resources, page 12

2. We note your disclosure of your borrowing arrangements on pages 12 and 13. In the interest of enhanced transparency, please consider whether the inclusion of a tabular disclosure of the average amount outstanding during the period, maximum amount outstanding at month-end during the period, and amount outstanding as of period end for each of your borrowing types accompanied by your related discussion and analysis would be beneficial to financial statement users.

Item 8. Financial Statements and Supplementary Data

Statements of Cash Flows, page 18

3. We note your response to comment 6 in our letter dated January 25, 2013. ASC 230-10-45-9 permits net reporting of cash receipts and payments in the statement of cash flows provided that the original maturity of the debt is three months or less. Please provide us with a detailed explanation of your borrowing arrangements specifically including a discussion of the contractual maturities of amounts borrowed and repayment terms. Please also tell us why your borrowings meet the criteria for net presentation as stated within ASC 230-10-45-9.

Note 2. Inventories, page 22

4. We note your response to comment 7 in our letter dated January 25, 2013. Please explain in further detail what you refer to in your response as "additional data," how you obtained it, why you did not have access to it earlier and why it enabled you to change from RIM to WAC in fiscal year 2012.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief